Exhibit 99.1









                                   CELANESE AG
                                 Conference Call
                               December 16th, 2003
                               4:00 p.m. (C.E.T.)










 Moderators:    Mr. Claudio Sonder, Chairman and Chief Executive Officer
                Mr. David Weidman, Vice Chairman and Chief Operating Officer
                Mr. Perry Premdas, Chief Financial Officer
                Mr. Andreas Pohlmann, Chief Administrative Officer
                Mr. Lyndon Cole, President of Ticona

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                                   CELANESE AG
                                 Conference Call
                          Moderator: Mr. Claudio Sonder
                               December 16th, 2003
                               4:00 p.m. (C.E.T.)


OPERATOR:           Good afternoon and good morning. This is the Chorus Call
                    conference operator. Welcome and thank you for joining the CELANESE AG conference call on December 16th, 2003.

                    As a reminder, all participants are in listen-only mode, and the conference is being recorded. For analysts only, after the presentation there'll be an opportunity for you to ask questions by pressing star and 1 on your touch-tone telephone.

                    Anyone who wishes to register for a question should press star and 1 at any time during the conference. For analysts and media, should anyone need assistance during the conference call, they may signal an operator by pressing star and zero on their telephone.

                    At this time I'd like to turn the conference over to Mr. TODD ELLIOTT. Please go ahead Mr. ELLIOTT.

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TODD ELLIOT:        Thank you and welcome to the Celanese AG conference
                    call on December 16th, 2003 to discuss today's announcement by BLACKSTONE CAPITAL PARTNERS indicating its intention to launch a voluntary public offer to acquire all of the outstanding shares of CELANESE.

                    My name is TODD ELLIOTT, Director of Investor Relations. Leading the discussion today will be CLAUDIO SONDER, Chairman and Chief Executive Officer of CELANESE.

                    We placed today's announcement on our Web site this morning. For this and additional information on CELANESE, please go to our Web site at Celanese.com and click on Investor.

                    I would like to remind you that during this conference call we may make forward-looking statements concerning for example, our future objectives and results.

                    Various factors could cause actual results to differ materially from those expressed or implied. Additional information concerning these factors is available in our annual report on Form 20F and in our quarterly results report on Form 6K on file with the SEC.

                    These and our other financial reports can be obtained on our Web site or by request from our Investor Relations department. We do not assume any obligation to update forward-looking statements.

                    In addition, holders of CELANESE shares should read CELANESE's solicitation recommendation statement on Schedule 14 D9 when it becomes available, because it will contain important information about the voluntary public offer.

                    Investors will be able to obtain for free, this solicitation recommendation statement on Schedule 14 D9 and other

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                    documents filed at the US Securities & Exchange Commission's
                    Web site at sec.gov.

                    Copies of the Schedule 14 D9 will also be available for free from CELANESE. This conference call is being recorded, distributed as a Web cast and made available for public cast access.

                    During today's call, plan for approximately 30 minutes. CLAUDIO SONDER, Chairman and Chief Executive Officer will provide opening comments while members of the Board of Management, DAVID WEIDMAN, Vice Chairman and Chief Operating Officer, PERRY PREMDAS, Chief Financial Officer, ANDREAS POHLMANN, Chief Administrative Officer and LYNDON COLE, President of TICONA will also be available for your questions.

                    Thank you and allow me now to turn it over to CLAUDIO SONDER. CLAUDIO?

CLAUDIO SONDER:     Thanks TODD. And on behalf of my colleagues of the Board of
                    Management of CELANESE, I would like to welcome everybody.
                    And thank you for joining us to discuss the latest milestone along the CELANESE value creation path.

                    Many of you listening today are familiar with our de-merger in 1999. You will likely recall that we described our objectives with enthusiasm. Four years later we are pleased to be able to say that we have accomplished a lot namely.

                    We have created value by way of restructuring our businesses and refocusing our portfolio. This is also a strong cash flow generation that positions the company to consider growth options.

                    We have developed a performance-oriented culture and rapidly implemented use of the best in class tools and processes such as Six Sigma and operational best practices.

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                    We have improved profitability amidst tough economic
                    conditions, strengthened our balance sheet and maintained an investment grade rating.

                    Today, BLACKSTONE CAPITAL PARTNERS announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of CELANESE AG for a price of 32.50 euros per share.

                    My colleagues and I support this offer by BLACKSTONE CAPITAL PARTNERS.

                    BLACKSTONE offer represents a premium of 13% over the three months weighted closing share price. It is above the share's all time closing high of 31.88 euros per share and represents more than a doubling of the share price since the company began - became public in 1999.

                    At the offer price, CELANESE equity is valued 1.614 billion euros considering 446 million euros of net financial debt and 1.039 billion euros of pension, retire, medical and related obligations as of December 30th, 2003. The proposed values - the proposal values CELANESE at 3.1 billion euros.

                    As part of the financing of the transaction, BLACKSTONE has secured commitments for credit facilities, which provide liquidity that can be drawn on for growth initiatives.

                    In addition, the financial structure allows for a pre-funding of CELANESE pension obligations by 380 million euros.

                    BLACKSTONE has been a leader in private equity since 1985 managing more than 14 billion dollars through its various funds. They have a track record for supporting its companies in their efforts to attract and retain employees. They have expected

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                    commitments to honor the CELANESE commitments to positive
                    employee relation as well as the German system of co-determination.

                    Looking ahead, following receipt and review of the tender offer, CELANESE board of management and the supervisory board will independently publish their reasoned opinions as required by the German Security Acquisition and Take Over Act.

                    In closing, let me say that we view the BLACKSTONE proposal as a validation of the progress that has been made by the employees of our company over the past four years. I anticipate that many of you will have questions some of which we'll be able to answer today, others in due course.

                    With that, we would welcome your questions. Thanks.

TODD ELLIOTT:       Thank you CLAUDIO. We would like to now begin a brief Q&A
                    session. May I please request that each of you interested in posing a question to submit just one question at a time so that everyone will have equal opportunity. I'm sure there will be enough time to answer all of your questions. With that, we would now like to take your questions. Operator please?

OPERATOR:           Excuse me, this is the Chorus Call conference operator.
                    We'll now begin the question and answer session for analysts.

                    Anyone who wishes to ask a question may press star and 1 on their touch-tone telephone. If you wish to remove yourself from the question queue, then you may press star and 2.

                    Anyone who wants to ask a question may press star and 1 at this time.

                    First question is from Mr. TONY COX, DRKW. Please go ahead sir.

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TONY COX:           Yes. There were rumors of the approach of a financial - a
                    potential financial buyer back in February/March this year. Can you comment now on what actually happened at that time and whether BLACKSTONE was the investor who may have approached in some form or another the board or its shareholders of CELANESE at that time?

CLAUDIO SONDER:     As CELANESE started a staggered due diligence process with
                    BLACKSTONE in May of this year, we went through three phases. In each phase we tried to address issues that were important in order to understand the final offer that was completed last week.

                    In this process from May to December we went through what we called pyramid of information. We kept this in a very small group of people. And this led to the offer we're presenting today for our shareholders.

TONY COX:           And I'm just wondering what, you know, has made the offer go public today when you weren't in a position to signal that these discussions were in place from May this year?

CLAUDIO SONDER:     The staggered due diligence only led to a binding offer by the end of last week.

TONY COX:           Okay, thank you very much.

OPERATOR:           We now have a question from Mr. PAUL WALSH, HSBC. Please go ahead sir.

PAUL WALSH:         Good afternoon. I just wanted to ask whether or not if you have seen interest from other either financial or trade buyers and whether the board's in a position to approve higher bids going forward?

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                    And secondly as well, with regards to BSF buying the nylon business, could you give us some indication as to what the sales of that business are, perhaps the profitability and if any other assets are going to be sold as part of the deal?

CLAUDIO SONDER:     There is only one offer. And this offer is an offer for
                    shares to be acquired in cash. There is no other offer that has been negotiated. And LYNDON will take the answer on nylon.

LYNDON COLE:        PAUL, this is LYNDON COLE. The nylon business roughly has
                    revenues of around 50 million dollars. It is a compounding business out of (Bishop). That's essentially the assets that we are selling.

PAUL WALSH:         That's great. Thank you very much.

OPERATOR:           We now have a question from Mr. ROBERT RODRIGUEZ, FIRST
                    PACIFIC ADVISOR. Please go ahead sir.

ROBERT RODRIGUEZ:   Yes, I wanted to clarify. You said no other share-interested buyers other than in cash. Have you had any other discussions with any other potential buyers or was this strictly an exclusive negotiation with the BLACKSTONE GROUP?

CLAUDIO SONDER:     We had no approach from any other buyer.

ROBERT RODRIGUEZ:   Had you considered going out and effectively putting this
                    company up on the auction block beyond the BLACKSTONE GROUP?

CLAUDIO SONDER:     It is our fiduciary duty to evaluate all value-enhancing
                    alternatives for our shareholders. This has been the only one who has materialized in terms of a firm bid.

ROBERT RODRIGUEZ:   Okay. But I wanted to clarify one thing in the press release that I saw off of BLOOMBERG. In the financing portion of the disclosure that said BLACKSTONE said it will probably need
                    85% of the

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                    shareholders to accept the offer. Could you please clarify that for me?

MAN: It is a condition of the tender offer that BLACKSTONE intends to achieve 85% of the shareholdings. If that were - if that level were not achieved, that is practically the only significant contingency in their offer. So at the 85% level - below the 85% level, they would have the option not to proceed. Management is proceeding in this under the assumption and the belief that this 85% level is an executable transaction.

                    Executability was one of the concerns we had in terms of evaluating offers. And it would be our opinion that this 85% level is achievable.

ROBERT RODRIGUEZ:   Okay. And are there any breakup fees or requirements here in this agreement?

MAN:                None.

ROBERT RODRIGUEZ:   Excuse me?

MAN:                None. There are none.

ROBERT RODRIGUEZ:   Okay. Thank you very much.

OPERATOR:           We now have a question from Mr. JULIEN FRAZZO, LEHMAN
                    BROTHERS. Please go ahead sir.

JULIEN FRAZZO:      Yes, back on the 85% ratio, I'd like to understand why you were fixed at this level. I understand that you need 95% of this (unintelligible), also (95%) including place in a diminishing agreement. So to me that doesn't really make sense to have this threshold. Any explanation?

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MAN:                The level for squeeze out under German law is 95%.
                    Ninety-five percent threshold would have a very different executability profile and probability. Eighty-five percent was the figure that was arrived at.

JULIEN FRAZZO:      All right. So this means that BLACKSTONE is not looking to take this company private and wants to keep a listing?

MAN: I think this will be described more fully in the offer memorandum. The offer would be conditioned. The only significant condition would be that they achieve 85% tender of the shares.

JULIEN FRAZZO:      Okay, my other question is on the dividend. Last year it was
                    - declared in February. I understand that this (unintelligible) is including the dividend and that the AGM initiative would take place end of April. So we should assume that we are not going to receive any dividend as a CELANESE shareholder anymore?

MAN: The dividend policy will be addressed by the supervisory board in due time.

JULIEN FRAZZO:      Okay. My last question is regarding KUWAIT PETROLEUM
                    CORPORATION. Do you know if the undertaking that was given to BLACKSTONE is such a hard undertaking, i.e., can they tender the shares to a competing bidder if any?

MAN: The offer as we have a fiduciary duty to consider offers that might be higher, if they're equivalent, KPC would have, in my understanding, the ability to consider such offers as well.

TODD ELLIOTT:       Just a reminder, please try to limit your questions to one at a time so we can spread the questions please.

JULIEN FRAZZO:      Okay. Well I'm done. Thank you.

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OPERATOR:           The next question is from Mr. OLIVER FEAR, LEHMAN BROTHERS.
                    Please go ahead sir.

OLIVER FEAR:        Good afternoon. Can you give some indication of how much
                    access BLACKSTONE has had to data? I mean would they for example have seen full management accounts, budgets, et cetera?

MAN: In the staggered process that Claudio described, at the final stages of that process, they were given relatively extensive access to those items including budgets and standards that you mentioned.

OLIVER FEAR:        Okay. Is there any further stage of due diligence between
                    now and the offer?

MAN:                Due diligence is completed.

OLIVER FEAR:        Thank you.

OPERATOR:           We have another question from Mr. TONY COX, DKRW - DRKW,
                    sorry. Please go ahead sir.

TONY COX:           Yes, thank you. I wondered if you could give us your
                    estimate, the latest estimate of the un-funded pension liability in CELANESE, which was 1.4 billion last year. You paid in cash into it. The stock markets have gone up. I wonder if you could give us your latest estimate of the un-funded pension deficit, not the on balance sheet one - pension liabilities.

MAN: Thanks for you question TONY. I appreciate the interest in it and the significance of it. I think I would guide you to consider the balance sheet liability as a good proxy for the true liability that you're looking for.

                    There are some things that would reduce - tend to reduce our liability -- currency effects, market appreciation. But there are other

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                    effects that could cause the liability to be higher --
                    potential changes in the discount rate at year-end and the amortization of actuarial liability not on the balance sheet.

                    You take those - all those considerations together, the amount on the balance sheet happens to be a very good proxy for what the real value is.

TONY COX:           Okay thanks. That's quite lucky.

OPERATOR:           We now have a question from Mr. RONALD KOHLER, MAINFIRST.
                    Please go ahead sir.

RONALD KOHLER:      Yes, hello. Just a question regarding your advice or if I
                    understand right, your advice is to say to accept the offer.
                    Why is this? Don't you see any higher value for the company or what - would be CELANESE in better hands so to say with BLACKSTONE than with free shareholders? Is there any benefit for the company?

CLAUDIO SONDER:     We are not able to advise you to accept the offer at the
                    time being. You know that the board of management has to provide a so-called reasoned opinion after the German SEC, the (BaFin) has reviewed the offer document. At that point in time we will get back to the shareholders in order to give our reasoned opinion what we think about the tender offer.

RONALD KOHLER:      So that you can't give any further comment on
                    pricing on benefit for CELANESE to be a standalone company or acquired by BLACKSTONE?

CLAUDIO SONDER:     No we would not comment on the tender offer at the time
                    being.

RONALD KOHLER:      Okay, thank you.

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OPERATOR:           We now have a question from Mr. JERRY SOLOMON, BEAR STEARNS.
                    Please go ahead sir.

JERRY SOLOMON:      Great. Thank you very much. I'm assuming that the debt that
                    CELANESE currently has outstanding will remain outstanding post BLACKSTONE's acquisition. And I'm wondering what the pro forma balance sheet will look like regarding debt obligations and if you had any discussions with the rating agencies regarding future rating post closing for the transaction?

PERRY PREMDAS:      The nature of the financing, the exact composition of the
                    financing is something that BLACKSTONE will give details of in the offer document.

                    I think the key points are that the financing is committed. It is ample and it has manageable terms and conditions. There may or may not be existing debt of the company that continues. That would be a matter of in some cases, negotiation on rates and term conditions.

                    And as to credit rating, I would expect that we if we haven't already -- I haven't seen across the wire, but I would expect that we would be put on credit watch given the announcement of the day.

JERRY SOLOMON:      And pro forma, I guess, will the debt be at the CELANESE
                    level or be it another BLACKSTONE entity? And do you know how the financing will be on a percentage basis? So that's all just wait and see what BLACKSTONE has to say on that one?

PERRY PREMDAS:      I think we have to wait until the Offer Memorandum...

JERRY SOLOMON:      And when is that expected to be released?

PERRY PREMDAS:      Offer Memorandum will be issued within four weeks.

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JERRY SOLOMON:      Okay, thank you.

OPERATOR:           As a reminder, for the analysts who wish to ask a question, they should press star and 1 on their touch-tone telephone.
                    We now have a question from Mr. MATT ZAUTHI, FIRST CAPITAL
                    ALLIANCE. Please go ahead sir.

MATT ZAUTHI:        Our questions have been answered. Thank you.

CLAUDIO SONDER:     Next question please.

OPERATOR:           The next question is from Mr. ROBERT RODRIGUEZ, FIRST
                    PACIFIC ADVISOR.

ROBERT RODRIGUEZ:   Yes, just wanted to get a clarification since I don't have much data here from where I'm at. When do you expect - I just read the Memorandum out within approximately four weeks. When do you anticipate the vote taking place and prospective closing of the transaction assuming it goes fourth?

CLAUDIO SONDER:     The process is as PERRY mentioned that the announcement
                    date, the next one is four weeks time to provide the tender offer document to the (BaFin). The (BaFin) has then two weeks to review the tender offer document. And afterwards we expect an acceptance period of approximately six weeks.
                    That means we run into the month of March.

ROBERT RODRIGUEZ:   Month of March, okay. And will we be - the data that was
                    made available to the BLACKSTONE GROUP here for their evaluation of their opinion, will we get a more detailed presentation of the present operations of CELANESE as well as some pro forma?

CLAUDIO SONDER:     Okay, can you repeat the question? I didn't...

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ROBERT RODRIGUEZ:   Yes. As you mentioned that Blackstone has been provided some internal up to data in coming together for their presentation of their value, we as owners of the company, I would think we should be able to see some of that data as well.

CLAUDIO SONDER:     BLACKSTONE has received the data on the company based on
                    their proposal. Therefore, it is not a reason to provide this data to other shareholders as well.

ROBERT RODRIGUEZ:   Well at first blush this price does seem somewhat
                    inadequate. Thank you.

MAN: I would add there will be full disclosure here under the tender laws. This is a dual tender in two countries. There'll be a disclosure per SEC requirements and also under German requirements.

OPERATOR:           And we have a question from Mr. JAMES BEHRE, TRUSCO CAPITAL
                    MANAGEMENT. Please go ahead sir.

JAMES BEHRE:        Yes, I'm also going to voice my displeasure about the price.
                    I mean it's ridiculous. We're in the beginning of an upturn in the business cycle for your type of company. And I'm sure two years from now we're going to be asked to buy this back at a much higher price on an IPO and I would vote against it. Thank you.

MAN:                We'll take the next question from the operator.

OPERATOR:           Yes we have a question - another question from Mr. OLIVER
                    FEAR of LEHMAN BROTHERS. Please go ahead sir.

OLIVER FEAR:        Thank you. I just wanted to be absolutely clear on my
                    understanding of the various negotiations that have occurred. My understanding of your comments was that the only negotiations that have occurred have been between you and BLACKSTONE. Is that a correct interpretation?

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MAN:                Now, I want to repeat that there is only one offer, binding offer for the acquisition of all shares of CELANESE.

OLIVER FEAR:        I mean can I try again and say then that - am I right to
                    assume that there has been other negotiation but it has not resulted in any binding offer for all the shares?

CLAUDIO SONDER:     There has been a negotiation that led to an offer.

OLIVER FEAR:        Okay thanks. Yes, thank you.

OPERATOR:           We have a question from Mr. PAUL WALSH, HSBC.

PAUL WALSH:         Hello there. Yes, I just had one follow-up question with
                    regards to the acrylates business, which you had announced the sale of in September. I think it was to (Galtipone). I can't remember off the top of my head.

                    But I was just wondering if the net debt number I think you've given the end of Q3, net debt number, does that mean that that number doesn't include disposal proceeds from the sale of that asset? I just wanted to check. I can't remember whether that number's in there or not or whether the deal's actually closed.

MAN: PAUL, in our guidance with respect to acrylates, we assumed that that would take place in 2004. So our year-end debt guidance never included...

PAUL WALSH:         Sure.

MAN:                ... for that.

PAUL WALSH:         Okay, that's all I wanted to know. Thanks very much.

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OPERATOR:           We have a question from Mr. JOHN ROBERTS, BUCKINGHAM
                    RESEARCH. Please go ahead sir.

JOHN ROBERTS:       Since BLACKSTONE's a US firm, will CELANESE now remain
                    domiciled in Germany or will there be a re-domicile to the US at some point?

CLAUDIO SONDER:     CELANESE is a German public company. The threshold is 85%.
                    If the threshold is between 85% and 95% there is no possibility to result, CELANESE will remain a German public company.

JOHN ROBERTS:       Thank you.

OPERATOR:           We have a follow-up question from Mr. TONY COX, DRKW. Please go ahead sir.

TONY COX: Yes, I just wanted to be sure I understand that late - that last comment of Mr. SONDER. You're saying if CELANESE - I'm not saying - if BLACKSTONE acquire 85% of the shares in CELANESE, CELANESE would still remain a German company? They would have to acquire more than 95% to re-domicile it to the US? Is that what you're saying?

CLAUDIO SONDER:     They would have to acquire more than 95% to squeeze out.
                    Then this company would be a private company, still a German private company.

TONY COX:           Yes.

CLAUDIO SONDER:     And then the next steps have to be decided by BLACKSTONE.

TONY COX:           Okay, thank you very much.

MAN:                Operator, let's take one more question please.

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OPERATOR:           As a reminder, if anyone wishes to ask a question, press
                    star and 1. We have a question from Mr. MICHAEL STONE, HSBC. Please go ahead sir.

MICHAEL STONE:      Thank you. Good afternoon. Can you explain to me what
                    happens in regard to the stock appreciation rights as a result of the offer please?

PERRY PREMDAS:      Stock appreciation rights will - are exercisable. They could be exercised up - while the shares are trading in the public, they could be exercised. Or they could be held until a transaction might cause the trading to cease the exercise at that time. So they are exercisable as (this).

TODD ELLIOTT:       Thank you PERRY. We're going to close on that question. We appreciate your interest in CELANESE. Should you have additional questions, please call the Investor Relations
                    Department either in Kronberg, Germany or in Summit, New
                    Jersey.

                    A replay of this conference call will be available via our Web site. Thank you very much and this concludes the conference call. Good day.

OPERATOR:           Ladies and gentlemen, the conference call is now over. You may disconnect your telephones. Thank you for calling.


                                       END

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